Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

Woodside CEO Meg O’Neill: Interview with Nine News Perth, Joshua Dawe

Tuesday, 23 November 2021

Joshua Dawe:

Meg obviously a very exciting time for Woodside. This has been a moment I guess, decades in the making. So how exciting is it now to give this the Project the green light and get it moving forward?

Meg O’Neill:

It’s fantastic. So yesterday was a transformational day for Woodside with signing the share sale agreement with BHP to complete the merger. And then taking a Final Investment Decision on Scarborough and Pluto Train 2. The Scarborough field was discovered more than 40 years ago. So it’s been a very long time in the making. So it’s been a tremendous day for Woodside, for BHP, for WA. It’s fantastic.

Joshua Dawe:

It is another string in the bow in terms of the resources for WA. What does it mean for the jobs, for the economy here in Western Australia?

Meg O’Neill:

It’s a fantastic question. So in the construction phase, we expect to have over 3000 jobs, so that’ll be a period probably between 2023 to 2024/25 at the peak. In the operation space, it’ll be five or 600 jobs, split between Perth and Karratha. I think for Karratha it’s a just fantastic piece of news because it shows that Woodside is going to be around there for many years to come.

Joshua Dawe:

And obviously, great news given some of the cuts that’ve had to be made over the last, little bit of time, how will it look moving forward those ongoing jobs. now with the reorganisation with the BHP merger?

Meg O’Neill:

Yeah, so there’s a fair amount of work ahead of us as we think about how we bring these two great companies together. We do have an integration team that’s working on planning all of those activities and working through mundane things like new email addresses, for BHP colleagues who will be joining us when the merger completes. But then, of course, we’re working through some really strategic questions around, you know, how do we prioritise investment choices? How does the combined portfolio look? What are the sorts of things we’ll do as an organisation? So we’re working on, you know, big questions, as well as very tactical questions.

Joshua Dawe:

On Scarborough itself, obviously, this this has been coming along time before you were at Woodside, but it does seem a bit crazy in the climate that we’re talking about and you know, moving forward with renewables and the discussion around reducing emissions, so how does Woodside justify a big project like this in the current climate that we’re in at the moment?

Meg O’Neill:

So we absolutely accept that climate change is real and we as an energy provider, recognise we have a particularly important role to play to help the world meet its decarbonisation goals. We believe gas is part of that solution. And that as the nations where we sell our product, and those are countries in Asia, as well as WA, work on their own pathways towards net zero, we’re going to find that gas is an increasingly important part of their energy mix.

Joshua Dawe:

And obviously, at the moment, gas shortages across the world are an issue so what is the market showing in terms of the demand from the early stages as we move ahead with this project now?

Meg O’Neill:

In the short term, we are seeing a significant demand pressures and we’re seeing price spikes that really haven’t been seen at this sustained level ever before in history. So we do recognise actually that continued investment in LNG will be important, to ensure that our customers have confidence that they can get the energy that they desperately need in a way that’s reliable, affordable and increasingly lower emissions intensity.

Joshua Dawe:

And obviously it’s a big export market and what does it mean for the local market too?

Meg O’Neill:

So yeah, so I was actually at a meeting with the premier today to sign the domestic gas commitment agreement for Scarborough. So Scarborough joint venture has committed to marketing 15% of the gas from the fields for the domestic market. Woodside has a contract with Perdaman who plan to build a urea plant on the Burrup. So I think it’s fantastic news actually, for domestic gas consumers as well.

Joshua Dawe:

Just back on the emissions obviously, Woodside committed to the net zero target in 2050. So can you just touch on I guess some of the procedures and technologies in place to reach that goal?

Meg O’Neill:

Great question. So we’re working on a number of activities. So we’ve taken a number of steps in the Scarborough and Pluto Train Two, to design to do what we call design out the emissions and make sure that when we build those facilities, they are as low emission as possible. So we’ve taken those steps already. In our base business, we take a number of steps to make sure that we manage emissions and reduce those year on year and the operations team has done a fantastic job of delivering on that commitment. We have a carbon team that’s involved in a number of bio sequestration projects. So a variety of planting projects. And we’re looking at CCS and we’ve got some really interesting opportunities to pursue CCS using some of the gas reservoirs that we’ve produced from for many years that are now depleted and not available for production.

Joshua Dawe:

And the reservoir itself, it’s a low carbon project. From the very early stage anyway?

Meg O’Neill:

Yes, Scarborough has 0.1% CO2 in a reservoir gas. So if we contrast that to any of the other gas fields that are feeding Australia LNG projects today, it’s the lowest and then when we look at the design of the facilities, the emissions intensity is low. So the gas, the LNG produced from Scarborough through Pluto Train Two will be the lowest emissions intensity of any LNG coming out of Australia.

Joshua Dawe:

In the run down getting down to net zero to 2050, it’s a big cut back in the last five or 10 years. So is that going to be the most challenging part, dropping from the 60% drop to get to that final goal?

Meg O’Neill:

Look, every step is important and every action you can take is important. So we’ll be working hard to make sure that we deliver on our near term commitments, our 30% net reduction by 2030. And we feel like we’ve got a good plan that will get us to that net zero 2050.

Joshua Dawe:

And there is potentially an element of risk, with some of the environmental and legal challenges that are still existing, so how confident are you with both committed to this project with some of those issues still outstanding?

Meg O’Neill:

So we have all of the primary approvals that are required to support a final investment decision. And those approvals have been granted by NOPSEMA, who is the offshore oil and gas regulator, the Commonwealth Department of Environment and the state EPA. There are some secondary approvals that we need to obtain and we’ll obtain those as the project dates. But those are not approvals that we need ahead of this decision.

Joshua Dawe:

The Conservation Council has come out today, fairly firmly against the move forward of this project and continuing to threaten the legal action. How do you plan to, I guess, deal with those challenges and that fight that’s going to come from those groups?

Meg O’Neill:

As we get secured our environmental approvals, we have had extensive public consultation we have responded to the comments from the public, and the regulators have supported where we are. Look, we look at the facts of the system, we look at the facts of the matter and when you look at how Asia generates its electricity today, it is still heavily dependent on coal, on liquid fuels, even on wood. And if you compare gas to all of those sources of energy, gas is lower emissions intensity. So you know when we look at the complexity of the system, we absolutely believe that gas will be part of a lower carbon future.

Joshua Dawe:

And just lastly, in terms of traditional land owners up in Karratha areas as well, what are the discussions been with them around this next stage of the project?

Meg O’Neill:

We have been consulting very closely with a number of the traditional land owner groups in Murujuga to talk with them about what we intend to do, to understand where they have concerns to adapt our activities where, it looks like there are issues. So we have very strong relationships with the traditional owner groups and we look forward to continuing those conversations as the project moves forward.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.